Exhibit 99.1

Press Release	October 26, 2016

CNOVA N.V.

Third Quarter 2016 Financial Results

AMSTERDAM, October 26, 2016, 07:45 CEST — Cnova N.V. (NASDAQ & Euronext in Paris: CNV, ISIN: NL0010949392) (“Cnova” or the “Company”) today announced its unaudited financial results for the third quarter 2016.

As a result of the Reorganization Agreement dated as of August 8, 2016, by and between the Company, Cnova Brazil, and Via Varejo S.A., pursuant to which Cnova Brazil will be reorganized within Via Varejo, Cnova Brazil is classified as a discontinued activity as of January 1, 2015. Therefore, all Cnova financial and operational metrics in this press release refer only to Cdiscount and to Cnova Holding with the exception of Page 4 and Annex C, which provide a summary financial results analysis and selected metrics for Cnova Brazil.*

•                  Gross merchandise volume (GMV(1)): €681 million (+6%)

•                  Orders: +18.8%

•                  Marketplace share at 33.3% (+347 bps)

•                  Nine-month 2016 GMV: +12.3%

•                  Net sales: €414 million (+3%)

•                  Including an impact of -3% from a pullback of business-to-business (“B2B”) sales

•                  Nine-month 2016 net sales: +9.1%

•                  Gross profit at Cdiscount France (CDF): €58 million (+6%)

•                  CDF gross margin: 14.1% (+40 bps)

•                  Operating EBIT at CDF: €2 million (vs €1 million in 3Q15)

•                  CDF EBIT margin: 0.4%, up +14 bps

•                  Nine-month 2016 CDF EBIT: breakeven (vs -€11 million 9M15)

•                  Free cash flow (LTM): breakeven

•                  Net cash from continuing operations fully finances capex

Cnova N.V. Key Figures(2) € million, unaudited	Q3 2016	Q3 2015 (restated(2))

GMV	681	640
Net sales	414	403
Gross profit	58	55
Gross margin	14.1%	13.6%
SG&A	(59)	(57)
Operating EBIT	(1)	(2)
Cdiscount France	2	1
Cnova Holding and International	(3)	(3)
Net profit/(loss) from continuing activities	(16)	(8)
Net profit/(loss) from discontinued activities	(60)	(31)
Adjusted EPS(3) continuing	(0.02)	(0.01)

* Cnova N.V.’s 3rd quarter figures are not audited. Furthermore, as a result of the Reorganization Agreement, Cnova Brazil is classified as a discontinued activity as of January 1, 2015. The Reorganization Agreement was approved by Via Varejo’s minority shareholders on September 12, 2016, and will be submitted for approval by Cnova shareholders on October 27, 2016 at the Company extraordinary general meeting. In the Company’s 2015 and 2016 results disclosed in this press release, the reclassification of Cnova Brazil has been reflected as a discontinued activity in the consolidated income statement and as an asset held for sale in the consolidated balance sheet as of September 30, 2016 in accordance with IFRS 5. For information purposes, a summary financial results analysis and selected activity metrics concerning Cnova Brazil are presented on Page 4 and in Annex C.

For additional information on how GMV, net sales, traffic, active customers, number of items sold and available products are calculated, please refer to footnotes on page 4.

3rd Quarter 2016 Financial Performance

Gross merchandise volume (GMV) amounted to €681 million for the 3rd quarter 2016 (+6.3% compared to the same period in 2015). This progression is explained by:

•                  On a year-on-year (y-o-y) basis, orders and number of items sold grew by 18.8% and 19.9%, respectively,

•                  Mobile share of traffic rose 435 basis points y-o-y to 54.2%. Cdiscount revamped its mobile app, and the mobile conversion rate was up more than 20% compared to 3Q15,

•                  Marketplace share of GMV was 33.3% (+347 basis points y-o-y) due to category leadership and ramp-up of fulfillment services,

•                  In July, unseasonable weather and events on July 14th led to a low single-digit increase in GMV before rebounding in August.

Net sales totaled €414 million in the 3rd quarter 2016 (+2.8% y-o-y). Sales of home furnishings and household appliances fell below double digit in July before recovering in August. The Group decision to cut back on low profitability B2B activity reduced net sales in the quarter by 3%. During the quarter, Cdiscount France led the French e-commerce sector in terms of SEO progression according to Yooda.

Gross profit was €58 million with a corresponding margin of 14.1% (+46 basis points y-o-y; Cdiscount France: +40 basis points). This improvement results from both a larger marketplace contribution related to its expansion and consumer financing service fees.

SG&A costs amounted to €(59) million (14.4% of net sales):

•                  Cdiscount France: SG&A amounted to €(57) million (13.7% of net sales vs. 13.5% in 3Q15). The decrease in fulfillment costs was more than offset by increased marketing expenses in a soft commercial environment as well as IT team expansion in line with Cdiscount France’s project developments.

As a result, operating EBIT totaled €(1) million compared to €(2) million during the same period last year.

•                  Cdiscount France: Operating EBIT increased to €2 million (€1 million in 3Q15).

The operating loss reported during the 3rd quarter of 2016 amounted to €(8) million and included expenses related to the closing of the specialty site Le Comptoir Santé in September as well as some residual expenses associated with closed international operations.

Net financial expense was €(8) million and included the interest expense associated with the factoring costs from Cdiscount France’s consumer financing plan.

Net loss from continuing operations amounted to €(16) million with an adjusted EPS of €(0.02).

Net loss from discontinued operations amounted to €(60) million with an adjusted EPS of €(0.11), mainly related to Cnova Brazil’s results.

Cash Management (last twelve months at September 30, 2016)

Free cash flow was €0 million with €17 million from Cdiscount France.

•                  Net cash from continuing operating activities at September 30, 2016, amounted to €33 million and included a change in operating working capital of €39 million. The improvement in operating working capital mainly stemmed from €38 million at Cdiscount France.

•                  Capex (purchase of property, equipment and intangible assets) was €(33) million, or 1.8% of net sales.

Net financial debt(3) position at September 30, 2016 was €(124) million. At Cdiscount France level, the net financial debt was €(77) million.

Customer offer and service

Enhancements during the 3rd quarter 2016 centered on improvement of existing and development of new services, including:

•                  Extension of same-day delivery of large items (> 30 kgs) to the 10 largest cities in France (delivery between 19:00 and 23:00 for all orders received by 14:00);

•                  Cstream, Cdiscount’s video, music streaming service launched on October 4, 2016;

•                  CDAV (Cdiscount à volonté) customers benefit from new services including private sale offers.

Perimeter change

As mentioned above, Cnova closed the last of its specialty sites, Le Comptoir Santé, in September 2016. The Company is also currently considering whether it should continue with its last international activity in the Ivory Coast or instead focus solely on its core high-growth potential market in France.

Nine Month 2016 Financial Performance

GMV amounted to €2,052 million for the first nine months of 2016 (+12.3% compared to the same period in 2015) with a corresponding marketplace share of 31.4% (+387 bps).

Net sales totaled €1,272 million in the first nine months of 2016 (+9.1% y-o-y).

Gross profit totaled €180 million (+12.9% y-o-y) with a corresponding gross margin of 14.1% (+48 basis points; Cdiscount France: +44 basis points).

Operating EBIT amounted to €(5) million compared to €(22) million in the same period in 2015. Cdiscount France achieved breakeven versus €(11) million during the same period in 2015.

Outlook

Moving forward, Cnova will concentrate on its French business via Cdiscount, and, among other things, plans to:

•                  Continue to push a strong increase in the number of CDAV clients,

•                  Ramp up marketplace fulfillment services,

•                  Expand the quantity and quality of marketplace sellers,

•                  Increase the number of SKUs available for immediate and next day delivery, and

•                  Add new customer and marketplace revenue streams to further monetize growing online traffic.

As for 2016, on a full year basis, Cnova reiterates its guidance: Cdiscount France’s operating EBIT is expected to continue to improve and finish above breakeven (FY 2015: -4 M€).

***

Update on Cnova Brazil (discontinued activity): 3rd Quarter 2016

GMV at Cnova Brazil amounted to R$1.5 billion for the 3rd quarter 2016 (-24.2% y-o-y).

•                  The 3rd quarter 2016 marketplace share of GMV was 21.2%, increasing +926 basis points y-o-y (a marked acceleration versus previous quarters: 14.7% in 4Q15, 15.6% in 1Q16 and 16.6% in 2Q16). New sellers were attracted to Cnova Brazil’s traffic streams thanks to direct sales’ strong local brands and pick-up points. A series of initiatives were implemented over the quarter to attract new sellers offering quality customer service, including massive offers inclusion tools, better marketplace order tracking and customer communication as well as marketplace online subscription tools.

Net sales totaled R$946 million* in the 3rd quarter 2016 (-38.1% y-o-y) as a reduction in marketing investment led lower traffic. From an operational point of view, though, the main bottlenecks impacting this and previous quarters (residual ERP migration problems and logistics disruptions) are mostly resolved by end of September, while the out-of-stock situation remains an issue.

Cnova Brazil notes a significant improvement in commercial trends, on the back of an easier comparison base:

Cnova Brazil — B2C commercial trend (promised orders) (Change vs 2015)	2Q16	3Q16	4 weeks to Oct. 23, 2016
Direct sales	-24%	-30%	-12%
Marketplace volume	+46%	+31%	+11%
GMV	-17%	-21%	-8%

Gross profit was R$172 million in the 3rd quarter 2016 with a corresponding margin of 18.2% (+645 basis points y-o-y). This improvement results primarily from higher supplier and marketplace contributions as well as the recognition in 3Q16 of non-recurring VAT (PIS Cofins) credits (leading to R$18 million more than 3Q15; without this impact, the 3Q16 gross margin would have been 13.8%).

SG&A costs increased to R$247 million (26.1% of net sales) in the 3rd quarter 2016 mainly due to higher legal expenses related to customer claims from past operational inefficiencies, increased provisions for chargeback expenses and for returned products in transit.

As a result, 3Q16 operating EBIT totaled R$(75) million compared to R$(61) million during the same period last year. The operating loss reported during the 3rd quarter 2016 amounted to R$(88) million.

Net financial expense was R$88 million (up 12.7% y-o-y) in 3Q16 due to interest costs from new loans contracted this year.

Net loss amounted to R$(176) million for the 3rd quarter of 2016.

Net financial debt at September 30, 2016 was R$(1,255) million.

***

End notes:

1.              Gross Merchandise Volume (GMV) is defined as product sales + other revenues + marketplace business volumes (calculated based on approved and sent orders) + taxes.

2.              Restatements, adjustments and reclassifications:

•                  1Q15, 2Q15 and 3Q15 have been adjusted for the apportionment of certain adjustments in relation to the internal review performed in Cnova Brazil and previously recorded in 4Q15 — see our 2015 annual report on form 20-F on pages iv, 95 and F13 for more details.

•                  3Q15 figures have been adjusted for the reclassification as discontinued activities of Cdiscount Thailand and Cdiscount Vietnam (sold 1Q16), Cdiscount Cameroon and Cdiscount Senegal (abandoned 2Q16), Cdiscount Colombia (abandoned 3Q16) and Cnova Brazil (under reorganization).

3.              Non-GAAP financial measure. See Non-GAAP Definitions and/or Reconciliations sections of this press release for additional information.

* Beginning January 1, 2016, ICMS, the Brazilian indirect VAT on the interstate sale of goods and services, is transitioning from being 100% due in the state of the seller to being 100% due in the state of the buyer. This has led to an estimated decrease in 3rd quarter 2016 net sales at Cnova Brazil in the amount of approximately R$ 66 million.

About Cnova N.V.

Cnova N.V., one of the leading e-Commerce companies in France, serves 7.9 million active customers via state-of-the-art e-tail Cdiscount websites in France and the Ivory Coast. Cnova N.V.’s product offering of more than 19 million references provides its clients with a wide variety of very competitively priced goods, several fast and customer-convenient delivery options as well as practical payment solutions. Cnova N.V. is part of Groupe Casino, a global diversified retailer. Cnova N.V.’s news releases are available at www.cnova.com. Information available on, or accessible through, the sites referenced above is not part of this press release.

This press release contains regulated information (gereglementeerde informatie) within the meaning of the Dutch Financial Supervision Act (Wet op het financieel toezicht) which must be made publicly available pursuant to Dutch and French law. This press release is intended for information purposes only.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements may generally be identified by words like “anticipate,” “assume,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “future,” “will,” “seek” and similar terms or phrases.  Examples of forward-looking statements include, but are not limited to, statements made regarding the possibility, timing and other terms and conditions of the proposed transaction and the related offer by the Company’s controlling shareholder Casino, Guichard-Perrachon (“Casino”) for the outstanding shares of Cnova.  The forward-looking statements contained in this press release are based on management’s current expectations, which are subject to uncertainty, risks and changes in circumstances that are difficult to predict and many of which are outside of Cnova’s control. Important factors that could cause Cnova’s actual results to differ materially from those indicated in the forward-looking statements include, among others: the ability to obtain required shareholder approvals for closing of the corporate reorganization in Brazil (the “Reorganization”); the ability to complete the Reorganization and other transactions and the timing of completion of the Reorganization and such other transactions; the effect of the announcement of the Reorganization on the ability of the Company to retain and hire key personnel, maintain relationships with its customers and suppliers, and maintain its operating results and business generally; the outcome of any legal proceedings that may be instituted against the Company and others relating to the reorganization agreement, dated as of August 8, 2016, between Cnova Brazil, Via Varejo and Cnova (the “Reorganization Agreement”); the occurrence of any other event, change or other circumstance that could give rise to the termination of the Reorganization Agreement; changes in global, national, regional or local economic, business, competitive, market or regulatory conditions; and other factors discussed under the heading “Risk Factors” in the U.S. Annual Report on Form 20-F for the year ended December 31, 2015,  filed with the SEC on July 22, 2016, and other documents filed with or furnished to the SEC. Any forward-looking statements made in this press release speak only as of the date hereof. Factors or events that could cause Cnova’s actual results to differ from the statements contained herein may emerge from time to time, and it is not possible for Cnova to predict all of them. Except as required by law, Cnova undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise.

***

Cnova Investor Relations Contact:	Media contact:
Head of Investor Relations	Head of Communication
investor@cnova.com	directiondelacommunication@cnovagroup.com
Tel: +31 20 795 06 71	Tel: +31 20 795 06 76

Annexes

Annex A - Cnova N.V.

3rd Quarter and FY 2015 Consolidated Financial Statements (unaudited)

	3rd Quarter			Full Year
Consolidated Income Statement		2015		2015
€ millions, unaudited	2016	(restated*)	Change	(restated*)
Net sales	414.1	402.7	+2.8%	1,737.9
Cost of sales	(355.7)	(347.9)	+2.3%	(1,509.0)
Gross profit	58.3	54.9	+6.3%	228.9
% of net sales (Gross margin)	14.1%	13.6%	+46 bps	13.2%
SG&A (Selling, General & Administrative expenses)	(59.5)	(57.3)	+3.8%	(253.6)
% of net sales	-14.4%	-14.2%	-14 bps	-14.6%
Fulfillment	(27.9)	(31.2)	-10.5%	(136.4)
Marketing	(7.8)	(5.9)	+31.6%	(24.2)
Technology and content	(14.1)	(11.0)	+28.1%	(48.1)
General and administrative	(9.7)	(9.2)	+5.5%	(44.9)
Operating profit/(loss) from ordinary activities (Operating EBIT)	(1.1)	(2.4)	-52.4%	(24.7)
% of net sales	-0.3%	-0.6%		-1.4%
Other expenses	(7.2)	(4.9)	+48.1%	(36.1)
Operating profit/(loss)	(8.4)	(7.3)	+14.8%	(60.8)
Net financial income/(expense)	(7.9)	0.5		(1.4)
Profit/(loss) before tax	(16.2)	(6.8)	+138.2%	(62.2)
Income tax gain/(expense)	0.4	(1.6)	-121.6%	(16.3)
Net profit/(loss) from continuing operations	(15.9)	(8.4)	+87.9%	(78.5)
Net profit/(loss) from discontinued operations	(59.8)	(31.0)	+92.5%	(180.5)
Net profit/(loss) for the period	(75.6)	(39.5)	+91.5%	(259.0)
% of net sales	-18.3%	-9.8%		-14.9%
Attributable to Cnova equity holders (incl. discontinued)	(74.5)	(35.9)		(244.2)
Attributable to non-controlling interests (incl. discontinued)	(1.2)	(3.6)		(14.8)
Adjusted EPS (€) from continuing operations	(0.02)	(0.01)		(0.09)
Adjusted EPS (€) from discontinued operations	(0.11)	(0.06)		(0.36)
Adjusted EPS (€)	(0.13)	(0.07)		(0.45)

* Please see Page 9

Consolidated Balance Sheet € millions, unaudited	Sept. 30, 2016	Dec. 31, 2015 (restated*)	Sept. 30, 2015 (restated*)

ASSETS

Cash and cash equivalents	181.9	400.8	291.8
Trade receivables, net	67.5	129.7	138.0
Inventories, net	226.1	415.0	418.0
Current income tax assets	0.6	0.8	0.8
Other current assets, net	84.6	195.5	132.6
Assets held for sale	844.7	—	—
Total current assets	1,405.5	1,141.8	981.1

Other non-current assets, net	11.1	23.5	75.5
Deferred tax assets	10.8	11.6	60.3
Property and equipment, net	11.6	33.5	38.4
Intangible assets, net	63.5	116.9	121.4
Goodwill	56.5	391.4	378.8
Total non-current assets	153.5	576.9	674.2
TOTAL ASSETS	1,559.1	1,718.7	1,655.3

EQUITY AND LIABILITIES

Current provisions	5.7	7.5	3.4
Trade payables	428.9	1,216.0	884.9
Current financial debt	307.0	132.2	372.6
Current tax liabilities	30.5	51.2	32.8
Other current liabilities	70.7	178.5	112.0
Liabilities held for sale	751.9	—	—
Total current liabilities	1,594.8	1,585.4	1,405.6

Non-current provisions	12.0	11.8	11.0
Non-current financial debt	6.9	14.8	7.7
Other non-current liabilities	1.6	8.6	1.7
Total non-current liabilities	20.5	35.2	20.4

Share capital	22.1	22.1	22.1
Reserves, retained earnings and additional paid-in capital	(79.9)	83.4	211.7
Equity attributable to equity holders of Cnova	(57.8)	105.5	233.7
Non-controlling interests	1.6	(7.4)	(4.5)
Total equity	(56.2)	98.1	229.3
TOTAL EQUITY AND LIABILITIES	1,559.1	1,718.7	1,655.3

* Please see Page 9

	Last Three Months		Last Twelve Months		Full Year
Consolidated Cash Flow Statement at September 30 (except FY 2015, € millions, unaudited)	2016	2015 (restated*)	2016	2015 (restated*)	2015 (restated*)
Net profit/(loss) from continuing operations	(15.9)	(8.2)	(81.4)	(37.1)	(77.5)
Net profit/(loss), attributable to non-controlling interests	—	(0.2)	(0.8)	(0.3)	(1.0)
Net profit (loss) for the period excl. discontinued operations	(15.9)	(8.4)	(82.1)	(37.4)	(78.5)
Depreciation and amortization expense	5.6	4.0	22.5	19.9	20.7
(Income) expenses on share-based payment plans	—	0.1	0.1	3.1	0.3
(Gains) losses on disposal of non-current assets and impairment of assets	1.9	2.7	13.2	9.4	13.4
Share of profit of associates				(1.0)
Other non-cash items	—	—	0.5	0.2	0.9
Financial expense, net	7.9	(0.5)	28.0	(7.2)	1.4
Current and deferred tax (gains) expenses	(0.4)	1.6	15.7	(4.1)	16.3
Income tax paid	(0.8)	0.4	(3.6)	(1.8)	(2.9)
Change in operating working capital	22.1	16.1	38.8	67.3	36.8
Inventories of products	7.7	(4.8)	0.7	(42.8)	(35.5)
Trade payables	9.8	29.1	36.3	117.9	32.8
Operating payables	4.1	(1.7)	15.1	11.5	1.6
Trade receivables	(7.3)	(16.0)	9.3	(7.2)	1.9
Other receivables	—	—	—	1.3	—
Other	7.7	9.4	(22.6)	(13.5)	35.9
Net cash from/(used in) continuing operating activities	20.4	16.0	33.2	48.3	8.5
Net cash from/(used in) discontinued operating activities	(52.5)	(48.8)	(163.3)	55.4	3.0
Purchase of property, equipment & intangible assets	(8.4)	(9.8)	(32.8)	(44.5)	(42.6)
Purchase of non-current financial assets	—	—	(1.2)	(1.2)	(0.9)
Proceeds from disposal of prop., equip., intangible assets	(0.2)	—	2.7	0.2	2.5
Proceeds from disposal of non-current financial assets	—	—	—	2.2	2.2
Acquisition of an entity net of cash acquired	—	5.6	—	5.7	5.6
Investments in associates	—	—	(3.0)	(1.0)	(0.1)
Changes in loans granted (including to related parties )	—	(4.4)	4.2	21.9	65.9
Net cash from/(used in) continuing investing activities	(8.7)	(8.6)	(30.2)	(16.7)	32.6
Net cash from/(used in) discontinued investing activities	1.2	(1.2)	(6.9)	(42.8)	(18.2)
Proceeds from IPO, net of costs	—	—	—	137.4	—
Transaction with owners of non-controlling interests			(5.4)	(9.4)	(18.6)
Additions to financial debt	0.9	—	7.6	30.1	1.3
Repayments of financial debt	(0.5)	—	(5.9)	(1.2)	—
Changes in loans received	6.2	(6.0)	(39.9)	178.6	(8.0)
Interest paid, net	(6.6)	4.3	(16.8)	13.8	8.8
Net cash from/(used in) continuing financing activities	—	(1.7)	(60.4)	349.4	(16.5)
Net cash from/(used in) discontinued financing activities	42.3	(8.2)	111.0	(37.8)	(57.4)
Effect of changes in foreign currency translation adjustments	(7.7)	(58.0)	55.2	(112.8)	(55.4)
Change in cash and cash equivalents from continuing operations	19.4	(52.3)	(2.2)	299.6	(30.8)
Change in cash and cash equivalents from discontinued operations	2.1	(70.3)	(92.6)	(56.6)	(150.5)
Cash and cash equivalents, net, at period begin	173.6	412.3	289.7	46.7	573.2

Cash and cash equivalents, net, at period end	194.9	289.7	194.9	289.7	391.8

* Please see Page 9

Annex B - Cnova N.V.

Additional Financial Information (unaudited)

		2015
Selected 3rd Quarter Data		Restated*	Pro forma**
€ millions, unaudited	2016	(as of Sept. 30, 2016)	(as of Sept. 30, 2015)
GMV	680.9	640.3	1,125.7
Net sales	414.1	402.7	785.3
Gross profit	58.3	54.9	97.7
% of net sales (Gross margin)	14.1%	13.6%	12.4%
SG&A	(59.5)	(57.3)	(122.1)
Operating profit/(loss) from ordinary activities (Operating EBIT)	(1.1)	(2.4)	(24.4)
% of net sales (EBIT margin)	-0.3%	-0.6%	-3.1%
Net Financial Income/(Expense)	(7.9)	0.5	(17.2)

		2015
Selected Nine Month Data		Restated*	Pro forma**
€ millions, unaudited	2016	(as of Sept. 30, 2016)	(as of Sept. 30, 2015)
GMV	2,051.8	1,826.8	3,510.2
Net sales	1,272.3	1,166.6	2,523.4
Gross profit	179.9	159.3	325.0
% of net sales (Gross margin)	14.1%	13.7%	12.9%
SG&A	(184.9)	(181.7)	(393.0)
Operating profit/(loss) from ordinary activities (Operating EBIT)	(5.0)	(22.3)	(68.0)
% of net sales (EBIT margin)	-0.4%	-1.9%	-2.7%
Net Financial Income/(Expense)	(20.4)	6.2	(38.4)

*                 Restatements, adjustments and reclassifications:

1Q15, 2Q15 and 3Q15 have been adjusted for the apportionment of certain adjustments previously recorded in 4Q15 — see our 2015 annual report on form 20-F on pages iv, 95 and F13 for more details.

3Q15 figures have been adjusted for the reclassification as discontinued activities of Cdiscount Thailand and Cdiscount Vietnam (sold 1Q16), Cdiscount Cameroon and Cdiscount Senegal (abandoned 2Q16), Cdiscount Colombia (abandoned 3Q16) and Cnova Brazil (under reorganization).

**           These 3Q15 and nine-month 2015 figures include the activity of Cnova Brazil and of Cdiscount in Thailand, Vietnam, Cameroon, Senegal and Colombia.

1Q15, 2Q15 and 3Q15 have been adjusted for the apportionment of certain adjustments previously recorded in 4Q15 — see our 2015 annual report on form 20-F on pages iv, 95 and F13 for more details.

Annex C - Cnova Brazil (discontinued activity)

Additional Financial Information (unaudited)

Selected 3rd Quarter Data R$ millions, unaudited	2016	2015 Restated*
GMV	1,465.4	1,934.5
Net sales	946.1	1,528.5
Gross profit	171.8	179.0
% of net sales (Gross margin)	18.2%	11.7%
SG&A	(247.1)	(239.6)
Operating profit/(loss) from ordinary activities (Operating EBIT)	(75.3)	(60.6)
% of net sales (EBIT margin)	-8.0%	-4.0%
Net Financial Income/(Expense)	(88.1)	(78.2)
Net profit	(175.7)	(95.9)

Selected Nine Month Data R$ millions, unaudited	2016	2015 Restated*
GMV	4,761.6	5,837.1
Net sales	3,201.7	4,696.6
Gross profit	408.8	593.2
% of net sales (Gross margin)	12.8%	12.6%
SG&A	(764.3)	(687.5)
Operating profit/(loss) from ordinary activities (Operating EBIT)	(355.6)	(94.2)
% of net sales (EBIT margin)	-11.1%	-2.0%
Net Financial Income/(Expense)	(251.3)	(177.3)
Net profit	(806.7)	(183.9)

Summarized balance sheet R$ millions, unaudited	Sept. 30, 2016
Cash and cash equivalents	47.0
Inventory	486.9
Trade receivables	260.1
Total current assets	1,273.2
Total non-current assets**	1,716.0
TOTAL ASSETS	2,989.2

Trade payables	1,307.9
Current financial debt	843.9
Total current liabilities	2,608.3
Non-current financial debt	458.0
Total non-current liabilities	565.4
Total Equity	(184.5)
TOTAL EQUITY AND LIABILITIES	2,989.2

*                 Restatements, adjustments and reclassifications:

1Q15, 2Q15 and 3Q15 have been adjusted for the apportionment of certain adjustments previously recorded in 4Q15 — see our 2015 annual report on form 20-F on pages iv, 95 and F13 for more details.

**          Of which R$1.4 billion is goodwill

Annex D - Definitions

Adjusted EPS or Adjusted earnings per share — calculated as adjusted net profit/(loss) divided by the weighted average number of ordinary shares outstanding during the applicable period. See “Non-GAAP Reconciliations” section for additional information.

Adjusted net profit/(loss) — calculated as net profit/(loss) before Other Expenses and the related tax impacts. See “Non-GAAP Reconciliations” section for additional information.

Free cash flow — Net cash from/(used in) operating activities less purchase of property and equipment and intangible assets as presented in the consolidated cash flow statement. See “Non-GAAP Reconciliations” section for additional information.

Gross margin — Gross profit as a percentage of net sales. See “Non-GAAP Reconciliations” section for additional information.

Gross merchandise volume (GMV) - Gross Merchandise Volume (GMV) is defined as product sales + other revenues + marketplace business volumes (calculated based on approved and sent orders) + taxes.

Marketplace share — Includes marketplace share of www.cdiscount.com in France as well as extra.com.br, pontofrio.com, casasbahia.com.br and cdiscount.com.br in Brazil.

Net Cash / (Net Financial Debt) — calculated as the sum of (i) cash and cash equivalents and (ii) the current account provided by Cnova or its subsidiaries to Casino pursuant to cash pool arrangements, less financial debt. See “Non-GAAP Reconciliations” section for additional information.

Adjusted EBITDA — calculated as operating profit/(loss) from ordinary activities (Operating EBIT) before depreciation and amortization expense and share based payment expenses.  See “Non-GAAP Reconciliations” section for additional information.

Operating profit/(loss) from ordinary activities (Operating EBIT) — calculated as operating profit/(loss) before other expenses (restructuring, initial public offering expenses, litigation, gain/(loss) from disposal of non-current assets and impairment of assets).

Change in Operating Working Capital — calculated as the sum of the changes in inventories of products, trade payables, operating payables, operating receivables and other items of the operating working capital as presented in the Consolidated Cash Flow Statement.

Other expenses — calculated as the sum of restructuring, initial public offering expenses, litigation, gain/(loss) from disposal of non-current assets and impairment of assets.

Cash loss from activities — calculated from entries on the cash flow statement in the following way: net profit/(loss) for the last twelve months, plus depreciation and amortization expense, plus (income)/expenses on share-based payment plans, plus (gains)/losses on disposal of non-current assets and impairment of assets, plus share of (profits)/losses of associates, plus other non-cash items plus financial expense, net, plus current and deferred tax (gains)/expenses, plus income tax paid.

Annex E - Non-GAAP Reconciliations

In addition to disclosing financial results in accordance with International Financial Reporting Standards, or IFRS, this earnings release contains non-GAAP financial measures that Cnova uses as measures of its performance. These non-GAAP measures should be viewed as a supplement to and not a substitute for Cnova’s IFRS measures of performance and financial results in accordance with IFRS and reconciliations from these results should be carefully evaluated.

Restatements, adjustments and reclassifications:

•                  1Q15, 2Q15 and 3Q15 have been adjusted for the apportionment of certain adjustments previously recorded in 4Q15 — see our annual report on form 20-F on pages iv, 95 and F13 for more details.

•                  3Q15 figures have been adjusted for the reclassification as discontinued activities of Cdiscount Thailand and Cdiscount Vietnam, (which have been both sold in 1Q16), Cdiscount Cameroon and Cdiscount Senegal (both abandoned in 2Q16) and Cdiscount Colombia (abandoned at the end of July 2016).

•                  Cnova N.V. figures for 2015 and 2016 reflect the reclassification of Cnova Brazil as a discontinued activity in the consolidated income statement and as an asset held for sale in the consolidated balance sheet in accordance with IFRS 5, following the Reorganization Agreement with Via Varejo S.A. announced by Cnova on August 8, 2016, approved by Via Varejo’s minority shareholders on September 12, 2016, and which will be submitted for approval by Cnova shareholders on October 27, 2016.

Adjusted net profit/(loss)

Adjusted earnings per share (Adjusted EPS)

Adjusted net profit/(loss) is calculated as net profit/(loss) before restructuring, initial public offering expenses, litigation, gain/(loss) from disposal of non-current assets and impairment of assets and the related tax impacts.

Adjusted net profit/(loss) Cnova is a financial measure used by Cnova’s management and board of directors to evaluate the overall financial performance of the business.  In particular, the exclusion of certain expenses in calculating adjusted net profit/(loss) facilitates the comparison of income on a period-to-period basis.

Adjusted EPS is calculated as adjusted net profit/(loss) divided by the weighted average number of outstanding ordinary shares of Cnova during the applicable period.

The following table reflects the reconciliation of net profit/(loss) attributable to equity holders of Cnova to adjusted net profit/(loss) attributable to equity holders of Cnova and presents the computation of Adjusted EPS for each of the periods indicated.

€ millions	Q3 2016	Q3 2015
Net profit/(loss) for the period attributable to equity holders of Cnova	(15.9)	(8.4)
Excluding:
Restructuring expenses	5.9	2.2
Litigation expenses	(0.2)	0.4
Initial public offering expenses	—	0.1
Gain/(loss) from disposal of non-current assets	—	(0.1)
Asset impairment charges	1.6	2.2
Income tax effect on above adjustments	(0.1)	—
Minority interest effect on above adjustments	(0.3)	—
Adjusted net profit/(loss) for the period attributable to equity holders of Cnova	(8.9)	(3.6)
Weighted average number of ordinary shares	441,297,846	441,297,846
Adjusted EPS (€) from continuing operations	(0.02)	(0.01)

Free cash flow

Free cash flow is calculated as net cash from/(used in) continuing operating activities less capital expenditures (purchases of property, equipment and intangible assets) as presented in our cash flow statement. Free cash flow is a financial measure used by Cnova’s management and board of directors to evaluate the overall financial performance of the business.  In particular, it allows the comparison of operational cash flow after capex on a period-to-period basis.

€ millions	Sept 30, 2016 (LTM)
Net cash from/(used in) continuing operating activities	33.2
Less purchase of property, equipment & intangible assets	(32.8)
Free cash flow	0.4

Gross profit and Gross margin

Gross profit is calculated as net sales less cost of sales. Gross margin is gross profit as a percentage of net sales. Gross profit and gross margin are included in this press release because they are performance measures used by our management and board of directors to determine the commercial performance of our business.

The following tables present a computation of gross profit and gross margin for each of the periods indicated:

€ millions	Q3 2016	Q3 2015
Net sales	414.1	402.7
Less: Cost of sales	(355.7)	(347.9)
Gross Profit	58.3	54.9
Gross margin	14.1%	13.6%

Net Cash/(Net Financial Debt)

Net cash/(Net financial debt) is calculated as the sum of (i) cash and cash equivalents and (ii) cash pool balances held in arrangements with Casino Group and presented in other current assets, less (iii) current and (iv) non-current financial debt. Net cash/(Net financial debt) is a measure that provides useful information to management and investors to evaluate our cash and cash equivalents and debt levels and our current account position, taking into consideration the cash pool arrangements in place among certain members of the Casino Group, and therefore assists investors and others in understanding our cash position and liquidity.

The following table presents a computation of net cash/(net financial debt) for each of the periods indicated:

€ millions	Sept 30, 2016	Sept 30, 2015
Cash and cash equivalents	181.9	291.8
Plus Cash pool balances with Casino presented in other current assets	0.9	—
Less net current financial debt	(300.2)	(372.6)
Less non-current financial debt	(6.9)	(7.7)
Net cash/(Net financial debt)	(124.3)	(88.6)

Adjusted EBITDA

Adjusted EBITDA is calculated as operating profit/(loss) from ordinary activities (operating EBIT) before depreciation and amortization expense and share based payment expenses. We have provided a reconciliation below of this measure to operating profit/(loss) from ordinary activities (operating EBIT) — see definition above - the most directly comparable GAAP financial measure, for each of the periods indicated.

€ millions	Q3 2016	Q3 2015
Operating profit before restructuring, litigation, gain/(loss) from disposal of non-current assets and impairment of assets	(1.1)	(2.4)
Excluding: Share based payment expenses	—	0.1
Excluding: Depreciation and amortization	5.1	5.2
Adjusted EBITDA	3.9	2.9

Cash loss from activities

Cash loss from activities is calculated from entries on the cash flow statement in the following way: net profit/(loss) for the last twelve months, plus depreciation and amortization expense, plus/(income) expenses on share-based payment plans, plus (gains)/losses on disposal of non-current assets and impairment of assets, plus share of (profits)/losses of associates, plus other non-cash items plus financial expense, net, plus current and deferred tax (gains)/expenses, plus income tax paid.

€ millions	Sept 30, 2016 (LTM)
Net profit/(loss) for the period from continuing activities	(82.1)
Depreciation and amortization expense	22.5
(Income) expenses on share-based payment plans	0.1
(Gains) losses on disposal of non-current assets and impairment of assets	13.2
Share of (profits) losses of associates	—
Other non-cash items	0.5
Financial expense, net	28.0
Current and deferred tax (gains) expenses	15.7
Income tax paid	(3.6)
Cash loss from activities	(5.6)

Annex F - Erratum

Corrections to Cnova annual report on Form 20-F for the year ended December 31, 2015

Cnova announces corrections to the following items on page F-14:

•                  Decrease of 2013 and 2014 net sales by respectively €5.6 million (R$16.2 million) and €12.8 million (R$ 40.1 million)

•                  Decrease of 2013 and 2014 cost of sales and fulfillment costs by respectively €0.2 million (R$0.6 million) and €0.5 million (R$ 1.7 million)

•                  Decrease of the related accounts receivable with freight companies as of December 31, 2013 and 2014 by respectively €4.7 million (R$15.4 million) and €11.9 million (R$38.4 million).

As corrected, these items read as follows:

•                  Increase of 2013 net sales by €5.6 million (R$16.2 million) and decrease of 2014 net sales by €12.8 million (R$40.1 million)

•                  Increase of 2013 cost of sales and fulfillment costs by €0.2 million (R$0.8 million) and decrease of 2014 cost of sales and fulfillment costs by €0.5 million (R$ 1.7 million)

•                  Increase of the related accounts receivable with freight companies as of December 31, 2013 by €4.7 million (R$15.4 million) and decrease of the related accounts receivable with freight companies as of December 31, 2014 by €11.9 million (R$38.4 million).

Upcoming Event

Wednesday, October 26, 2016 at 16:00 CEST	Cnova Third Quarter 2016 Conference Call & Webcast

Conference Call and Webcast connection details

Conference Call Dial-In Numbers:

Toll-Free:

Brazil	0 800 891 6221

France	0 800 912 848

UK	0 800 756 3429

USA	1 877 407 0784

Toll:	1 201 689 8560

Conference Call Replay Dial-In Numbers:

Toll-Free:	1 844 512 2921

Toll:	1 412 317 6671

Available From: October 26, 2016 at	13:00 EST / 19:00 CEST

To: November 2, 2016 at	00:00 ET / 06:00 CET

Replay Pin Number:	13646527

Webcast:

http://public.viavid.com/index.php?id=121311

Presentation materials to accompany the call will be available at cnova.com on October 26, 2016.

An archive of the conference call will be available for a limited time at cnova.com following its conclusion.